HICH is building a locally rooted, driver-aligned rideshare platform designed to deliver reliable, affordable transportation while treating drivers as long-term partners and not disposable labor. Our model focuses on transparency, sustainability, and filling the reliability gaps left by national platforms, starting in Minnesota and scaling thoughtfully.

Below is a set of materials to help you get familiar with HICH. Please feel free to share these with friends or colleagues who may be interested in learning more about what we're building.

Attached:

Our Investor Deck (you're welcome to forward this to other prospective investors)

Additional supporting documents, including our 2024 Audit Summary, which helps validate our platform valuation

You can also explore our live apps here:

App Links:

Driver App: Please click the link from your mobile device (it will open the appropriate app store):

https://go.hich.mn/drivers

Passenger App: Please click the link from your mobile device (it will open the appropriate app store):

https://go.hich.mn/riders

If you have any questions or would like additional information, please don't hesitate to reach out. I'm always available by text, call, or WhatsApp for quick clarifications.

Thanks,